Proxy Statement Pursuant to Section 14 (a) of the Securities Exchange Act of 1934 (Amendment No.)


Filed by the Registrant [   ]
Filed by a Party other than the Registrant [X]


Check the appropriate box:
     [X]  Preliminary Proxy Statement
     [   ]     Confidential, for Use of the Commission Only (as permitted by
     Rule 14a-6(e) (2)
     [   ]     Definitive Proxy Statement
     [   ]   Definitive Additional Materials
     [   ]     Soliciting Material Pursuant to Section 240.14a-11(c) or
     Section 240.14a-12


                     CROGHAN BANCSHARES, INC.
------------------------------------------------------------------------------
         (Name of Registrant as Specified in Its Charter)
                        NATHAN G. DANZIGER
------------------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (check the appropriate box) :
[ X] No fee required
[   ] Fee computed on table below per Exchange Act Rules 14a-6(I) (1) and 0-11.
            (1) Title of each class of securities to which transaction applies:
                 N/A__________________________________________________________
            (2)  Aggregate number of securities to which transaction applies:
                 N/A__________________________________________________________
            (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined) :
                 N/A__________________________________________________________
    	    (4)  Proposed maximum aggregate value of transaction:
                 N/A__________________________________________________________
            (5)  Total fee paid:
                 N/A__________________________________________________________


[   ] Fee paid previously with preliminary materials.
[   ] Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11 (a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


               (1)  Amount Previously Paid:
                    N/A_______________________________________________________
               (2)  Form, Schedule or Registration Statement No.:
                    N/A______________________________________________________
	       (3)  Filing Party:
                    N/A_______________________________________________________
               (4)  Date Filed:
	            N/A_______________________________________________________















                             DANZIGER
                       300 Garrison Street
                       Fremont, Ohio 43420
                           419-332-4201




                        April _____, 2003


Dear Fellow Stockholder:


     Enclosed is my proxy statement and proxy card relating to the 2003 annual meeting of stockholders of Croghan Bancshares, Inc. ("Croghan") and, if Directors are not elected at the annual meeting, the next meeting of stockholders at which Directors are elected. I decided to solicit your vote in favor of electing me to the Board of Directors of Croghan because, among other reasons, I am disappointed with the financial performance and stock price of Croghan. The "record earnings" of 2002 are the earnings I expected and shareholders should have had in 1997, a year after the acquisition of Bellevue's Union Bank. And these earnings are on the backs of the termination of 10% of employees in November 2001; I don't advocate termination as I have continuously advocated internal and external growth to provide for more employment. I call your attention to the Croghan Performance Section of my Proxy Statement for a full discussion of the foregoing.

     As my proxy statement indicates, I am soliciting proxies to elect, among others, myself as a Director of Croghan Bancshares at the election at the 2003 Annual Meeting of Stockholders. If I am elected, I will encourage the Board of Directors to take measures designed to improve stockholders value at the Croghan Bank. With strategies such as a dutch-auction stock repurchase of 5% of common shares, at $45.00 per share, ii) the introduction of more efficient business processes, and iii) the accretive acquisition of one of the smaller local banks. Additionally, I advocate an independent nominating committee for the Board of Directors at Croghan so that you may have a choice of nominees for the Board of Directors rather than having the same old faces represented. I feel these measures if implemented properly should result in enhanced stockholder value and once again, I call your attention to the Croghan Performance Section of my Proxy Statement.

     After you have read my proxy statement, please sign the enclosed Blue proxy card and return it to me as soon as possible in the enclosed self-addressed, postage pre-paid envelope. If you hold your shares through a broker or a trust company, please call the person responsible for your account as soon as possible and ask him or her to vote the Blue proxy card and not to vote the white proxy card received from Croghan.

     You also will receive a separate proxy statement and proxy card from the Board of Directors of Croghan similar to the way you received those materials in the past. I encourage you to sign and return only my enclosed Blue proxy card and not the white proxy card you may receive from Croghan. If you do sign, date and return a blue proxy card to me and if you then later sign and return a white proxy card to Croghan, only the later dated proxy will be counted and the blue proxy will not be voted; similarly, if you sign and return a white proxy card to Croghan and if you later sign, date and return my enclosed blue proxy card to me, only the later dated blue proxy will be counted and the white proxy will not be voted.


     Thank you in advance for your support. If you have any pro or con comment, questions, need further assistance or want to discuss my views regarding Croghan, please do not hesitate to call me in Fremont at 419-332-4201 (or 419-407-8601).



                           Sincerely,



                      NATHAN G. DANZIGER
























                        PROXY STATEMENT
                               OF
                        NATHAN G. DANZIGER

                           300 Garrison
                        Fremont, OH 43420
                           419-332-4201


          Solicitation of Proxies in Opposition to Proxies to be
                            Solicited
               By the Board of Directors of Croghan Bancshares, Inc.


                           INTRODUCTION


     My name is NATHAN G. DANZIGER. I own 2889 shares of Croghan Bancshares, Inc. (Croghan). I have been a shareholder since 1948.


     I am sending this Proxy Statement and the enclosed BLUE PROXY card to the stockholders of common stock of Croghan in connection with my solicitation of proxies to be voted at the Croghan 2002 Annual Meeting of Stockholders of Croghan and if Directors are not elected at the next Annual Meeting, then also the next Meeting of Stockholders at which Directors are elected, and at any and all adjournments of those meetings (individually and collectively, the "Stockholders Meeting").


     The Croghan Board of Directors has advised stockholders in their most recent proxy, filed with the Securities and Exchange Commission on ___/___/03, that the next shareholders meeting will be held at the Holiday Inn, 3422 N. State Route 53, Fremont, Ohio 43420, on Tuesday May 13th, 2003, at 1:00 PM local time. I am soliciting proxies for use at the Stockholders Meeting i) to vote in favor of my election to the Board of Directors of Croghan ii) to vote for certain other nominees and shareholder proposals set forth in Croghan's proxy statement and iii) to vote in my discretion on such other matter that may properly be presented at the Stockholders Meeting.
The result of my Proxy Vote for the Shareholder Proposals would be to positively enhance Director responsibility to the Shareholders of Croghan and negatively it would change the old way of Director aloofness.




     You should receive two different proxy statements, each with its own accompanying form of proxy, in connection with the Stockholders Meeting this year. You are receiving this Proxy Statement and the enclosed BLUE
PROXY card from me. You should also receivea separate proxy statement and proxy card from the Board of Directors of Croghan (which probably will be white), similar to the way you received these materials in prior years.
These two proxy statements will be very different because both the Board of Directors of Croghan and I will be attempting to obtain authority from you to vote your shares at the Stockholders Meeting in accordance with our respective recommendations. Even if you plan to attend the Stockholders Meeting, I encourage you to sign and return only the enclosed BLUE PROXY card and not the white proxy card which you may receive from Croghan. Any BLUE PROXY card that you sign and return to me will be voted only in accordance with your instructions. Please refer to Croghan's proxy statement for a full description of management and shareholder proposals, the securities ownership of Croghan, the share vote required to ratify each proposal, information about the Croghan's Officers and Directors, including compensation, and the date by which Stockholders must submit proposals for inclusion at the Next Annual Meeting.


     Only one proxy of yours will be counted and used at the Stockholders Meeting. If you sign, date and mail a BLUE PROXY card to me and if you later sign and return a white proxy card to Croghan, the blue proxy card will not be counted when the votes are tabulated. I strongly urge you not to return any proxy card sent to you by the Board of Directors of Croghan; vote and return only the BLUE PROXY to me.

               REASONS WHY I AM SOLICITING PROXIES

     I decided to seek positions on the Board of Directors in an effort to encourage the Board to take the following actions:

	  to improve the financial performance of Croghan;

          to enhance stockholder value at Croghan.

     As a stockholder of Croghan, I am very interested in the success of our company and in doing what is best for all Croghan stockholders. I believe that the current Directors are not directing Croghan in a manner that is maximizing Croghan's financial performance or enhancing the value of Croghan's common stock. My belief is supported by the facts; in comparison to the average for banks, consider for yourself Croghan's unfavorable return on stockholder equity, its unfavorable return on assets and its dismal stock price. The
Board of Directors must be held accountable for Croghan's weak performance.





            CROGHAN'S PERFORMANCE - LOOK AT THE FACTS


     The price at which Croghan's stock is trading is the stockmarkets' evaluation of Croghan's performance. Well, I am very unhappy with the current stock price of Croghan because the market gives the stock a value less than four (4)years ago. Let me summarize for you below the year-end stock prices at which the common stock of Croghan has traded since
December 30, 1998:


     Year End Stock Price      Shares Outstanding         Net Income per share

      12/30/98  $28.75             1,903,616                    $1.66
      12/29/99  $24.25             1,906,126                    $1.65
      12/29/00  $19.25             1,913,144                    $1.87
      12/31/01  $22.60             1,914,109                    $1.93
      12/31/02  $26.75             1,900,902                    $2.69

Source: Company Reports to SEC and Shareholders and NASD Settlement prices for year end.


     Look how the stockmarket evaluates Croghan's performance compared to some of its local peers:

    Name            Symbol    Town     2/24/03 Market Price Times Book Value
Croghan Bancshares  (CHCH)    Fremont, Ohio            1.23
First Citizens Bank (FCZA)    Sandusky (27 miles away) 1.95
Lorain National Bank(LNBB)    Lorain (57 miles away)   2.15


Source: Company Reports to SEC and NASD Settlement prices for 2/24/03


And please remember Croghan purchased for cash at 2.0 times book value The Union Bank of Bellevue in 1996. It is apparent to me the stock market does not evaluate Croghan's performance as high as its peers nor as high as your Directors paid for the Union Bank. Croghan's performance lags its peers and the current Board of Directors acquiesces to this non-performance.

     One need to look no further than the Directors and Management handling of the Union Bank merger. On December 31, 1995 Croghan reported earning of $3,269,000.00 on assets of $245,518,000.00 for a return on assets of 1.37%.
Croghan purchased Union Bank on August 1, 1996 for 2.0 times Union Bank book value and Union then had $102,000.000.00 of assets. Because of merger expenses I expected, earnings did fall off on December 31,1996. But, I expected earning in 1997, on the combined 1997 assets of $335,040,000.00, at approximately $4,590,000.00 (1.37% times combined assets) instead of the shocking, yes shocking, $3,107,000.00 reported. Not until the 2002 earnings of $5,137,000.00 have earnings even come close to or exceeded what I expected in 1997! The annual reported earnings to the shareholders are:


                                   1995 $3,269,000.00
                                   1996 $3,055,000.00
                                   1997 $3,107.000.00
                                   1998 $3,160,000.00
                                   1999 $3,138.000.00
                                   2000 $3,569.000.00
                                   2001 $3,695,000.00
                                   2002 $5,137,000.00

     Source: Company Annual Reports to Shareholders



     Let's face reality and "cut to the chase". In my opinion Croghan's recent financial performance has been relatively poor and why have the benefits of the acquisition of the Union Bank in Bellevue been so long in arriving? Those of you who bought stock of Croghan in 1997-1999 and who still hold the stock today would have been better off investing your money in a U.S. Treasury Bond 5 years ago instead of investing in Croghan stock.


      Croghan has operated and continues to operate, in my opinion, at a sub-par level. And now to improve performance at the bottom line management terminated ten (10%) percent of employees in November 2001, as reported in the local daily newspaper. I have never advocated terminations to improve financial performance but rather I advocate growth to provide for additional employees.


     Certain members of management are eligible to participate in Croghan's Executive Supplemental Retirement Plan. Who are the participants and what is the dollar cost to shareholders? Why isn't it set forth Croghan's proxy material or Annual Report? And members of management and the individual Directors are eligible to participate in the new Stock Option and Incentive Plan. You should ask as I do, who are the participants and what dilution of shareholder's book value will result? Remember, on December 31, 2002 the Croghan year-end stock price is less than it was on December 31, 1998.


     If I am elected, I will immediately recommend that the Board hire a consultant or other advisor group specializing in financial institutions to make recommendations to the Board regarding specific measures designed to improve earnings and performance at Croghan. I cannot be more specific as to measures other than to say Croghan's share price means it is not performing as well as its peers. I have asked as a Stockholder to see the books and records as long ago as February 2001. Croghan has refused and I brought suit. The suit is more fully explained later in the Information
About Nathan G. Danziger Section. Based upon this refusal to permit my independent evaluation of the books and records means you might draw a conclusion, as I have, that the Directors and Management do not want outside recommendations.


     I plan to evaluate and recommend specific alternatives for enhancing stockholder value after I have been elected to the Board of Directors of Croghan and have had an opportunity to review the books and records of Croghan as well as the recommendations of the consultant. These measures and alternatives, if implemented, should result in enhanced stockholder value and, hopefully, an increase in Croghan's stock price. At a minimum I will work to:

       replace the ongoing 5% share repurchase program with a dutch auction stock repurchase of 5% of common shares (equal to 95,000 common shares of 1,900,902 outstanding on December 31, 2002) at $45.00 per share (remember Croghan paid the Shareholders of Union Bank in 1996 two (2) times book value and two (2) times Croghan's December 31, 2002 book value of $22.41 would be $44.82).

       introduce efficient business processes such as closing real estate loans with Title Companies rather than Attorneys to save costs.

       acquire, accretively, one of the smaller local banks, such as the Exchange Bank of Luckey, the Oak Harbor National Bank, the
Genoa Bank or others.

        grow assets to enhance the employment of prospects of Croghan's employees rather than the present stagnation of asset growth and employee terminations.

        implementation of an Independent Board Nominating Committee to eliminate the "old way" of Director nominee selection and to enhance the independence of the Board from Management as to selection of Director Nominees.

	development and grow sources of non-interest income such as trust services.

     I believe that I can serve the best interest of the stockholders of Croghan, but I need your support.


                 ELECTION OF DIRECTORS OF CROGHAN


     The Code of Regulations of Croghan that are on file with the State of Ohio provide that the Board of Directors of Croghan will consist of Directors divided into three classes as nearly as equal in number as possible. The Directors of each class are elected to serve for a term expiring at the third succeeding Annual Meeting of Stockholders and until their successors have been elected and qualified. One class is to be elected annually by the stockholders of Croghan. A class of four Directors should be elected at the Stockholders Meetings for a term expiring at the Annual Meeting of Stockholders in the year 2006. I am soliciting proxies to myself as successor for one of the expiring 2003 Directors term.


     The Code of Regulations of Croghan provide that each share of common stock is entitled to one vote. The four nominees who receive the highest number of votes will be elected as Directors. I intend to vote for myself as Director for a term which will expire in 2006. I also intend to also vote for three (3) persons who have been nominated by Croghan to serve as Directors other than the nominee noted just below. You should refer to Croghan's Proxy Statement and form of proxy distributed by Croghan for the names, backgrounds, qualifications and the information concerning Croghan's nominees. I AM NOT seeking the authority to vote for and will not exercise any authority for Claude E. Young, one of Croghan's four (4) nominees.
There is no assurance that any of Croghan's nominees will serve if elected with me; and if those nominees will not serve, the Board will continue on as usual with the remaining eight (8) Directors plus me.


     Only your latest dated proxy will be counted at the Stockholder Meeting. If you choose to vote by proxy for me by using the enclosed BLUE PROXY, you may NOT use the proxy card provided by Croghan to vote for any other nominees. In addition you CANNOT use the proxy card provided by the Board of Directors of Croghan to vote for me.

     I have agreed to serve as Director of Croghan if elected, and if elected I will act in a manner that I reasonably believe will be in the best interest of Croghan's stockholders. I believe that immediate action must be taken to improve Croghan's financial performance and stock price. Unless you instruct me otherwise, I will vote the BLUE PROXIES received by me for my election as Director of Croghan.




                        INFORMATION ABOUT
                        NATHAN G. DANZIGER


     The following table shows the number and percentage of the outstanding shares of common stock of Croghan owned directly of record by Nominee NATHAN
G. DANZIGER for election as Director:


          Name                Number         Percentage (1)
     NATHAN G. DANZIGER       2889           .15

     (1) Based upon 1,900,902 outstanding shares of common stock of Croghan, for the quarter ended December 31, 2002.


     My principal occupation is Insurance and Financial Representative associated with Northwestern Mutual Insurance Company's Agency in Toledo, Ohio. I hold the Insurance professional designations of Chartered Life Underwriter (CLU) and Chartered Financial Consultant(CHFC). Also co-owner with Samuel R. Danziger of three parcels of commercial/ multi-family real estate in Fremont, Ohio, one of which is security for a loan from Croghan. Graduated from the University of Pennsylvania with a B.S. in Economics, is 63 years old and resides at 3014 Pembroke Road, Ottawa Hills, Ohio 43606.


     I am not nor within the past year i) have not been a party to any contract, arrangement or understanding with any person with respect to any securities of Croghan, (ii) do not nor during the past two years have not had, a direct or indirect interest in any transaction or series of similar transactions to which Croghan, or any of its subsidiaries, was or is to be a party, except as co-owner I have one long standing real estate loan with Croghan secured by one parcel of commercial real estate,
(iii) do not have any arrangement or understanding with any person with respect to any future transactions to which Croghan or any of its affiliates will or may be a party, or (iv) do not have any arrangement or understanding with any person with respect to future employment by Croghan or its affiliates. As to Jared E. Danziger and Samuel R.
Danziger, 1) Jared E. Danziger is my nephew and Samuel R. Danziger is my brother and 2) Jared E. Danziger, Nathan G. Danziger and Samuel R.
Danziger are Pro Se Petitioners in a Court case against Croghan which commenced in 2001 when Petitioners attempted to exercise their shareholder right to inspect the books and records of both Bancshares and Bank; after suit was filed Bancshares acquiesced as to Bancshares but not as to Bank's books and records; the Sandusky County of Ohio Common Pleas Court and the Sixth District Court of Appeals have agreed with Bancshares; Petitioner's have been granted discretionary review by the Ohio Supreme Court and a final decision is expected in early 2004; see Danziger v. Luse
(Ohio SC 2002 - 1880).


     I do not have any arrangement or understanding with any other person according to which I will be nominated as a Director of Croghan. I do not have any interest in the matters to be voted upon at the Stockholders Meeting other than my interest as a stockholder of Croghan.


     I estimate that my total expenditures relating to my solicitation of proxies will be approximately $750.00 (including, but not limited to, costs related to my printing and other costs incidental to the solicitation). My expenditures to date relating to this solicitation have been approximately $100.00. If I am elected as Director I do not intend to seek reimbursement of these expenses from Croghan.


     During the past year I have neither purchased nor sold shares of Croghan.

     Nathan G. Danziger's wife, Nancy K. Danziger whose address also is 3014 Pembroke Road, Ottawa Hills, Ohio 43606 directly owns 1758 shares of common stock of Croghan. Nathan G. Danziger disclaims any beneficial or voting interest in the 1758 shares owned by Nancy K. Danziger.



                CERTAIN INFORMATION ABOUT CROGHAN


     Based upon Croghan's report on Form 8-K filed with the SEC for the quarter ended December 31, 2002 there were shares 1,900,902 of common stock, $12.50 per value per share, of Croghan outstanding as of the close of business on December 31, 2002. Under Croghan's Articles of Incorporation, each share of common stock is entitled to one vote on each matter to be considered at the Stockholders Meeting. The address of Croghan's principal office is 323 Croghan Street, Fremont, Ohio 43420.


                 DATE, TIME AND PLACE OF CROGHAN
                       STOCKHOLDERS MEETING


     According to the Code of Regulations of Croghan currently on file, the Stockholders Meeting will be held at the Holiday Inn, 3422 N. State Route 53, Fremont, Ohio 43420 on Tuesday, May 13, 2003 at 1:00 PM. Notice of time and location of such Meeting has been sent to you by Croghan.
The record date for stockholders entitled to notice of and to vote at the Stockholder Meeting and any adjournment thereof was at the close of business on March 14, 2003.

                          OTHER MATTERS


     I will vote your shares of Croghan common stock represented by properly executed BLUE PROXIES in the manner which you direct. If no specific direction is given, I will vote the BLUE PROXIES for my election to the Board of Directors of Croghan and as the proxy indicated as to shareholder proposals. If other matters are properly presented at the Stockholders Meeting, the BLUE PROXIES will grant me the authority to vote such proxies in my discretion on such matters and I intend to vote in accordance with my best judgment on such matters.


     Blue proxies marked as abstentions, broker non-votes or as withholding authority to vote for me as Directors will be treated as shares present for purpose of determining whether a quorum for the Stockholders Meeting is present but will not be counted as votes cast for me.


     Please refer to Croghan's proxy statement relating to the Stockholders Meeting that may be sent to all stockholders with respect to information concerning (i) beneficial ownership by management of Croghan's securities,
(ii) beneficial owners of 5% or more of Croghan's securities, (iii) classes of Croghan Board of Directors, (iv) meetings of Croghan Board of Directors and all committees thereof, (v) certain information regarding the existing directors as well as management's nominees to serve as directors of Croghan,
(vi) compensation and remuneration paid and payable to Croghan Directors and management, (vii) the date by which stockholder must submit proposals to Croghan for inclusion in Croghan's next Annual Meeting proxy statement, and
(viii) other matters required by law to be disclosed. I have no independent knowledge as to the accuracy or completeness of the proxy statement that Croghan's Board of Directors may send to you in connection with the Stockholders Meeting.


     The expense of preparing and mailing this Proxy Statement and my other soliciting material, as well as my cost of soliciting proxies, will be borne by me. In addition to the use of the mails, proxies may be solicited by me, by my agents or by my employees by the use of the telephone and by in-person meetings. I also will request brokerage firms, banks, nominees, custodians and fiduciaries to forward my solicitation materials to the beneficial owners of common stock of Croghan held by such institutions or persons and I will reimburse such institutions and persons for their reasonable costs of forwarding such material.


     Once the Board of Directors has established the agenda for the Stockholders Meeting, I may send additional information to you regarding the meeting. If you buy or sell shares of Croghan common stock between the date of this Proxy Statement and the record date for the Stockholders Meeting, then you may have to complete and sign a new BLUE PROXY.


IMPORTANT   Please sign and date only the enclosed BLUE PROXY and mail it as soon as possible in the self-addressed postage-paid envelope provided. When you receive a proxy card from Croghan relating to the Stockholders Meeting, please do not sign or return it to Croghan. If you do so, it may revoke any proxy that you return to me. If you want to revoke any proxy you have given to me, you may do so by signing and returning a new proxy
(dated subsequent to any previous proxy), by attending the Stockholders Meeting and voting in person or by sending me a written letter of revocation of your proxy at the address shown on page 1 of this Proxy Statement.


                            IMPORTANT


     Your vote is important. No matter how many or how few shares you own, please vote for my election as Director of Croghan by signing, dating and mailing the enclosed BLUE PROXY as soon as possible. Please also indicate on the Blue proxy your note for these shareholders proposals and for the appointment of the independent auditors recommended by Croghan's Directors.


     Please sign and mail only the enclosed BLUE PROXY if you wish to vote in accordance with my recommendations. Do not sign any proxy card that you may receive from the Board of Directors of Croghan.


     You must sign your BLUE PROXY exactly as your name appears on your stock certificate of Croghan. If you own your stock jointly, both owners must sign the BLUE PROXY.


     STREET NAME STOCKHOLDERS: If your shares of common stock are held in the name of your broker, bank or other nominee, you must to contact your broker, bank or nominee and give them instructions as to the voting of your stock. Your broker or bank cannot vote your shares without receiving your instructions. Please contact the person responsible for your account and instruct them to execute a BLUE PROXY as soon as possible. You should also return your proxy card to your broker or bank as soon as you receive it.

     The proxies that I am soliciting will be valid only at the 2003 Annual Stockholders Meeting. The proxies will not be used for any other meeting and may be revoked at any time before they are exercised.


     If you have any questions or need further assistance, please do not hesitate to contact me at (419) 332-4201 (or 419-407-8601).


     The date of this Proxy Statement is April __  , 2003.














                                       FRONT PROXY



         PROXY SOLICITED ON BEHALF OF NATHAN G. DANZIGER,
      FOR USE AT THE 2003 ANNUAL MEETING OF STOCKHOLDERS OF
        CROGHAN BANCSHARES, INC., OR, IF, DIRECTORS ARE NOT
        ELECTED AT THAT MEETING, THEN AT THE NEXT MEETING
          OF STOCKHOLDERS AT WHICH DIRECTORS ARE ELECTED



The undersigned hereby appoint(s) NATHAN G. DANZIGER as proxy, with full power to appoint his substitute, to represent and to vote as indicated below, all shares of common stock of Croghan Bancshares, Inc. (Croghan) which the undersigned is entitled to vote at the May 13, 2003 Annual Meeting of Stockholders of Croghan or, if Directors are not elected at that meeting, then at the next Meeting of Stockholders at which Directors are elected, and at any and all postponements or adjustments thereof (the Stockholders Meeting), upon the following matters.


1.   Election of Directors.

[    ]FOR the election of  nominee NATHAN G. DANZIGER.
[    ]WITHHOLD AUTHORITY to vote for the election of  nominee listed above.

     Nathan G. Danziger intends to use this proxy to vote for himself and three (3) persons who have been nominated by Croghan to serve as Directors other than the Nominee noted below. You should refer to the Croghan proxy statement and form of proxy distributed by Croghan for the names, backgrounds, qualifications and other information concerning the Croghan Nominees. Nathan G. Danziger is NOT seeking authority to vote for and will NOT exercise any authority for Claude E. Young, one of the Croghan's four
(4) Nominees. There is no assurance that any of the Croghan Nominees will serve if elected with Nathan G. Danziger; and if those nominees will not serve, the Board will continue as usual with the remaining eight (8) Directors plus Nathan G. Danziger. You may withhold authority to vote for an additional Nominee, by writing the name of the Croghan Nominee in the following space below.

___________________________________________________________________________

2. To adopt the shareholder proposal urging the Board of Directors to take the steps necessary to declassify the Board.

Nathan G. Danziger recommends you vote FOR.
[     ] For         [    ] Against     [    ] Abstain


3. To adopt the shareholder proposal requesting the Board of Directors to take the steps necessary to implement a policy to prohibit loans involving Directors.

Nathan G. Danziger recommends you vote FOR.
[    ] For          [    ] Against     [     ] Abstain


4. To adopt the stockholder proposal requesting the Board of Directors to adopt a ByLaw requiring each Director to own at least 2,500 shares of the Company.

Nathan G. Danziger recommends you vote FOR.
[    ] For                 [     ] Against    [      ] Abstain



     CONTINUED ON REVERSE - PLEASE SIGN ON REVERSE SIDE















                                                       BACK PROXY


5. In his discretion, Mr. Danziger, as proxy, is authorized to vote on such other matters as may properly be presented at the Stockholders Meeting.


This Proxy when properly executed will be voted in the manner directed by the undersigned.

THE UNDERSIGNED HEREBY REVOKES ANY AND ALL PROXIES RELATING TO
THE STOCKHOLDERS MEETING PREVIOUSLY GIVEN BY THE UNDERSIGNED
WITH RESPECT TO ALL SHARES OF COMMON STOCK OF CROGHAN
BANCSHARES OWNED BY THE UNDERSIGNED.


     Dated: April ____, 2003.


     __________________________________ ______________________________
      (Print Name and Sign)                   (Shareholder Number)



__________________________________________________
(If held jointly - Print Name and Sign)


Title, if applicable: ___________________________________


Please sign exactly as your name appears on the stock records of Croghan Bancshares. If there are two or more owners, both should sign this proxy. When signing as Attorney, Executor, Administrator, Trustee, Guardian or other representative capacity, please give full title as such. If owner is a corporation, please indicate full corporate name and sign by an authorized officer. If owner is a partnership or limited liability company, please indicate the full partnership or limited liability company name and sign by an authorized person.

PLEASE SIGN, DATE AND MAIL THIS PROXY CARD TODAY.